HAND & HAND, a professional corporation

26 Calle de la Luna

San Clemente, California 92673

(949) 489-2400

Facsimile (949) 489-0034

April 8, 2009

Joe Foti, Senior Assistant Chief Accountant

Securities & Exchange Commission

450 Fifth Street, N.W., Mail Stop 3561

Washington, DC 20549

Re:

Wellstone Filters, Inc. (the “Company”)

Form 10-KSB for the fiscal year ended December 31, 2007

File No. 000-28161

Dear Mr. Foti:

Thank you for your efforts in reviewing these filings. Your comments are reproduced below together with our response on behalf of Wellstone Filters, Inc.

Form 10-KSB for the fiscal year ended December 31, 2007

Item 8A. Controls and Procedures

1.

It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007.  Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

•

The commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at http://www.sec.gov/rules/final/2007/33-8810.pdf; and

•

The Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf; and

•

The “Sarbanes-Oxley Section 404 A Guide for Small Business” brochure at (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure required by Item 307 of Regulation S-B as appropriate.  In this regard, the failure to perform or complete the report does generally impact the conclusion regarding the effectiveness of your disclosure controls and procedures, accordingly.

Please note that the failure to complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www/sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The Registrant will amend its 2007 and 2008 10-K filing in response. The disclosure for 2007 is attached; 2008 will be substantially the same.

Form 10-Q for the quarterly period ended June 30, 2008

Exhibit 31

2.

We note that you filed a Principle Executive and Financial Officer certification under Item 601(b)(31) of Regulation S-K.  Please revise this certification to include the exact introductory language prescribed in paragraph 4 and the language prescribed in paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

The registrant will comply by amending its quarterly reports for June and September 2008 to contain  the attached certification.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Jehu Hand

JH:kp

Item 8A.  CONTROLS AND PROCEDURES

The Securities and Exchange Commission defines the term disclosure controls and procedures to mean a company’s controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.   The Company maintains such a system of controls and procedures in an effort to ensure that all information which it is required to disclose in the reports it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified under the SEC's rules and forms.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)),  based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as set forth in Internal Control - Integrated Framework. Based on our evaluation under the framework in Internal Control - Integrated Framework, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this Annual Report on Form 10-KSB our disclosure controls and procedures were not effective to enable us to accurately record, process, summarize and report certain information required to be included in the Company’s periodic SEC filings within the required time periods, and to accumulate and communicate to our management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The reason for our disclosure controls and procedures were not deemed effective is this Annual Report, when originally filed, did not include management’s report on internal controls over financial reporting.

There was no change in the Company's internal control over financial reporting during the fiscal year ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

This annual report does not include an audit or attestation report of our registered public accounting firm regarding our internal control over financial reporting. Our management’s report was not subject to audit or attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

CERTIFICATION

I, Learned J. Hand, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Wellstone Filters, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements  for external purposes in accordance with generally accepted accounting principles

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 8, 2009 /s/ Learned J. Hand ---------------------------- Learned J. Hand Chief Executive and Financial Officer (Principal Executive and Financial Officer)